UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Critical Path, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22674 V 50 6

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark J. Ferrer

Chief Executive Officer

2 Harrison Street, 2nd Floor

San Francisco, California 94105

(415) 541-2500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael J. Zukerman, Esq. General Counsel and EVP 2 Harrison Street, 2nd Floor San Francisco, California 94105 (415) 541-2500	Nathaniel M. Cartmell III Glenn J. Borromeo Pillsbury Winthrop Shaw Pittman LLP P.O. Box 7880 San Francisco, California 94120 (415) 983-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,563,580	$168.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have an aggregate value of $1,563,580 calculated using the Black-Scholes option pricing model based upon the closing sale price of the issuer’s common stock on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board on May 26, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet — Questions and Answers” in the Exchange Offer, dated May 31, 2006 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    Name and Address.  The issuer is Critical Path, Inc., a California corporation (“Critical Path” or the “Company”). Critical Path’s principal executive offices are located at 2 Harrison Street, 2nd Floor, San Francisco, California 94105 and the telephone number of its principal executive offices is (415) 541-2500.

(b)    Securities.  This Tender Offer Statement on Schedule TO relates to an offer by Critical Path to Eligible Participants to exchange some or all of their outstanding options granted under the Critical Path, Inc. Amended and Restated 1998 Stock Plan (the “1998 Plan”) and the Critical Path, Inc. 1999 Nonstatutory Stock Option Plan (the “1999 Plan,” and together with the 1998 Plan, the “Option Plans”) to purchase shares of Critical Path common stock, par value of $0.001 (the “Eligible Options”) for new options to purchase shares of such common stock (in each case, the “New Options”) to be granted under the 1998 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

The Exchange Offer is being made to Company employees, consultants and directors who, as of May 31, 2006, the date the Exchange Offer commenced, are actively employed by or providing services to the Company and have Eligible Options. These persons are collectively referred to as the “Eligible Participants.” To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, an Eligible Participant must remain an Eligible Participant, and must not have received nor have given a notice of termination on or prior to the expiration time of the Exchange Offer.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Participants; Expiration of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)    Trading Market and Price.  The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4. Terms of the Transaction.

(a)    Material Terms.  The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Participants; Expiration of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of this Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning CPTH; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b)    Purchases.  The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Securities.  The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”) is incorporated herein by reference. The Option Plans and related option agreements included with the Exchange Offer attached hereto as Exhibit (d)(1) and (d)(2) also contain information regarding the subject company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.  The information set forth in the Exchange Offer under Section 2 (“Purpose of this Exchange Offer”) is incorporated herein by reference.

(b)    Use of Securities Acquired.  The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”) is incorporated herein by reference.

(c)    Plans.  The information set forth in the Exchange Offer under Section 9 (“Information Concerning CPTH; Financial Information”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.  The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)    Conditions.  The information set forth in the Exchange Offer under Section 6 (“Conditions of this Exchange Offer”) is incorporated herein by reference.

(d)    Borrowed Funds.  Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)    Securities Ownership.  The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”) is incorporated herein by reference.

(c)    Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a)    Financial Information.  The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning CPTH; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b)    Pro Forma Information.  Not applicable.

Item 11. Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of CPTH”), Section 12 (“Legal Matters; Regulatory Approvals”) and Risk Factors is incorporated herein by reference.

(b)    Other Material Information.  Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated May 31, 2006.

(a)(1)(B)	Presentation to Eligible Participants of Critical Path, Inc., dated May 31, 2006.

(a)(1)(C)	Memo to Eligible Participants of Critical Path, Inc., dated May 31, 2006.

(a)(1)(D)	Election Form.

(a)(1)(E)	Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Participants Participating in the Option Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Participants Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Rights Letter to Eligible Participants Participating in the Option Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Participants Rejecting the Election Form under the Option Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Participants Rejecting the Notice of Withdrawal under the Option Exchange Offer.

(a)(1)(K)	Form of Reminder Email to Eligible Participants.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Critical Path, Inc.’s Amended and Restated 1998 Stock Plan and forms of Stock Option Agreements.

(d)(2)	Critical Path, Inc.’s 1999 Nonstatutory Stock Option Plan and form of Stock Option Agreement.

(d)(3)	Form of Replacement Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Critical Path, Inc.

By:	/S/ MARK J. FERRER

Name: Mark J. Ferrer
Title: Chief Executive Officer

Date: May 31, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated May 31, 2006.

(a)(1)(B)	Presentation to Eligible Participants of Critical Path, Inc., dated May 31, 2006.

(a)(1)(C)	Memo to Eligible Participants of Critical Path, Inc., dated May 31, 2006.

(a)(1)(D)	Election Form.

(a)(1)(E)	Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Participants Participating in the Option Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Participants Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Rights Letter to Eligible Participants Participating in the Option Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Participants Rejecting the Election Form under the Option Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Participants Rejecting the Notice of Withdrawal under the Option Exchange Offer.

(a)(1)(K)	Form of Reminder Email to Eligible Participants.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Critical Path, Inc.’s Amended and Restated 1998 Stock Plan and forms of Stock Option Agreements.

(d)(2)	Critical Path, Inc.’s 1999 Nonstatutory Stock Option Plan and form of Stock Option Agreement.

(d)(3)	Form of Replacement Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.